Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Expects Fourth Quarter 2010 Application Sales Growth

of Approximately 22 Percent and 31 Percent Increase in Total

Contract Backlog Over Q4 2009

SHANGHAI, February 1, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on current financial projections and estimates, the Company expects its fourth quarter 2010 application sales to be approximately $14.6 million, an increase of approximately 22 percent compared to $12.0 million in the fourth quarter of 2009.

Application sales is comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured during the fourth quarter of 2010.

Fourth quarter 2010 Total Contract Backlog (TCB) is expected to increase about 31 percent to approximately $136.5 million, compared to $104.4 million in the fourth quarter of 2009. TCB is defined as the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective term, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, and expected annual maintenance revenues from existing on-premise contracts based on the rolling average of the previous 12 months.

The company’s Pivotal CRM product line is expected to see a 21 percent increase in organic growth for the full year in 2010 compared to 2009. CDC Software’s CDC gomembers not-for-profit/government sector product line and CDC TradeBeam’s global trade management solutions are expected to report solid growth in sales for the fourth quarter of 2010. Average deal size for on-premise software licenses increased quarter over quarter in 2010 with a 31 percent increase expected in the fourth quarter compared to the third quarter of 2010.

Sales in the Financial Services, Life Sciences, Manufacturing and Not-for-Profit industries are also expected to report significant growth for the year 2010 compared to the 2009.

“We are thrilled with expectations for double digit top line growth in the fourth quarter of 2010,” said Bruce Cameron, president of CDC Software. “For the fourth quarter of 2010, we closed several new logo sales and we expect to report especially strong sales growth in India, France and the U.K. We also are expecting strong sales growth in our cloud products such as CDC TradeBeam and CDC gomembers in the fourth quarter. Notably, we have been seeing impressive progress and traction with our cloud business so far in 2011 with the recent renewal and additional upgrade of a multi-year and multi-million cloud deal with a Fortune 1000 company. Another positive trend we have seen is that our average deal size has been increasing, which seems in line with the economy’s gradual improvement.”

Cameron added, “We believe that we are poised to continue our growth, especially in our key product lines such as Pivotal and CDC Factory. The company expects to continue to expand through organic and cross-sell sales opportunities, as well as through synergistic acquisitions and investments, in both the on-premise and SaaS business models.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding Q4 2010 application sales, our beliefs and expectations regarding increases in total contract backlog (TCB), annual maintenance revenues, and organic growth, as well as sales growth in our CDC gomembers and CDC Tradebeam product lines, our expectations with respect to increasing average deal size, our expectations regarding sales growth in our financial services, life sciences, manufacturing and not-for-profit industries, our cloud products and expected sales growth in India, France and the U.K., our beliefs regarding any trends we may see, our expectations regarding continued growth and expansion and the means therefor, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; the potential impact of any litigation or disputes in which we, or any of our subsidiaries or affiliates are involved; and (r) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q4 2010 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.